P.E. 2/11/02

02016014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 19 2002
340

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

MANULIFE FINANCIAL CORPORATION
200 Bloor Street East,
North Tower 11
Toronto, Ontario, Canada M4W 1E5
(416) 926-3500

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __ Form 40-F x

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __ No x

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

Date: February 18, 2002

By: [signature]
Name: Richard Lococo
Title: Vice President and Deputy General Counsel

Manulife Financial

February 18, 2002

Canadian Securities Regulators
The Toronto Stock Exchange
New York Stock Exchange
Securities and Exchange Commission
Stock Exchange of Hong Kong
Philippine Stock Exchange
Philippine Securities & Exchange Commission

Dear Sirs/Mesdames:

Notice of Annual Meeting
Manulife Financial Corporation

As required under National Policy Statement No. 41 – Shareholder Communication, we advise that March 15, 2002 has been fixed as the record date for determining the shareholders entitled to notice of the Annual Meeting of Shareholders of Manulife Financial Corporation to be held on April 30, 2002.

Yours truly,

Joseph J. Pietroski
Senior Vice President and
Corporate Secretary

200 Bloor Street East, Toronto, Ontario M4W 1E5

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2002

MANULIFE FINANCIAL CORPORATION
200 Bloor Street East,
North Tower 11
Toronto, Ontario, Canada M4W 1E5
(416) 926-3500

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __ Form 40-F x

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes __ No x

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

Date: February 18, 2002

By: ______________________
Name: Richard Lococo
Title: Vice President and Deputy General Counsel